Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

2Q24 Earnings Results Transcription

August 14th, 2024

Operator: Good morning and welcome to JBS S/A and JBS USA 2Q24 results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. As a reminder, this conference is being recorded. Any statements eventually made during this conference call in connection with the company business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecasts based on the company’s management expectation in relation to the future of JBS. Such expectations are highly dependent on market conditions, on Brazil overall economic performance, and on industry and international market behavior, and therefore are subject to change.

I present with us today are Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

Now, I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto: Good morning, everyone. Thank you very much for participating our results teleconference.

We had a strong 2Q, further showcasing the strength of our diversification strategy and indicating that the most promising outlook for 2024 is becoming a reality.

We recorded net revenue of $19.3 billion, with a consolidated EBITDA margin of 9.8% for the period, adding 5 p.p. compared to the 2Q23. Adjusted EBITDA rose to $1.9 billion, with a positive free cash flow of $1.1 billion, and net income of 329 million in the period.

Following a strong cash flow generation and the outlook for further delivering, the company announced yesterday, after market close, the distribution of dividends of $0.37 cents per share.

Our global multi-protein platform has enabled JBS to mitigate the natural cycles in our sector and maintain healthy cash generation. As a testament of this strategy, 75% of our EBITDA this quarter comes from our poultry and pork operations, predominantly Pilgrim’s, Seara and JBS US Pork.

Additionally, both Australia and JBS Brazil also delivered a strong performance.

Our poultry and pork business have benefit from lower grain prices and a better balance between supply and demand, thanks to active portfolio management and the operational improvement implemented. US Pork’s margin increased from 4.4% to 11.1% year-over-year. With strong results in the United States, Mexico, and Europe, Pilgrim’s exceed market expectation, recording the best EBITDA results in its history for a quarter, 782.8 million in the 2Q24 compared to 375.3 million in the 2Q23 with a margin of 17.2%.

A clear focus on operational excellence, discipline, execution, the key customer strategy, as well as its diversified portfolio, allowed Pilgrim’s to efficiently navigate the positive market momentum.

At Seara, the process of operational improvements continues to progress rapidly, now incorporating enhancements in commercial process, including scientific measurement of pricing, product mix, channels, and more.

With an EBITDA margin at 17.4%, Seara confirms the optimistic expectation we have been indicating in the previous quarters. The investment we have made over the past few years included the recent opening of two new facilities for chicken and value-added products in hot-dogs in in Rolândia, Paraná. And the expansion in our Dourados plant, in Mato Grosso do Sul, all in Brazil, are starting to bear fruits.

The stress of our diversification puts JBS in a unique position in the industry. While the market environment in the United States remain challenging, our beef business, Brazil and Australia, are benefiting from favorable cycles in both countries.

In Australia, the positive environment reflected a significant increase in margin in the 2Q24 compared to the same period last year.

In Brazil, the outlook for the beef business is promising, driven by significant growth in cattle processing volumes. Domestic demand increased and improved export profitability. Our global diversification strategy is driven by investment innovation and building a strong brand, creating a more resilient and higher value-added portfolio.

We recently announced an investment of AU$110 million to expand our salmon farming at Huon, Whale Point, facility in Tasmania. We are also finishing construction of new Seara facility in Jeddah, Saudi Arabia, which will multiply for four company chicken value-added production capacity in the country.

The numbers from the 2Q reinforce this solidity of our financial management. Our leverage ratio decreased from 3.66 times in US dollar in the 1Q24 to 2.77 times in US dollar in the 2Q, six months ahead of the schedule.

Our results reaffirm our confidence in JBS long-term strategy. We are a company with a solid and proven management model, enable us to invest in new types of protein and replicating the success we have had in beef, chicken, pork, and value-added products.

The strength of this increasingly diversified platform, combined with our commitment to excellence and innovation, will allow us to continue to generate value for all our stakeholders and create opportunities for our more than 270,000 team members around the world.

Thank you again for your participation in this results call. And now I will pass the floor to Guilherme, who will detail our numbers. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s now move on to the operation and financial highlights on the 2Q24, starting on slide 13, please.

Net revenue for the 2Q was $19.3 billion, adjusted EBITDA totaled $1.9 billion and represents a margin of 9.8% in the quarter. Free cash flow was $1.1 billion in the 2Q24. Net profit was $329 million in the quarter, but adding back non-recurring effects, adjusted net profit would be $470 million.

Moving on to this next slide, operating cash flow in the quarter was $1.8 billion, free cash flow for the quarter was $1.1 billion, more than offsetting the consumption of $625 million in the 1Q and generating $431 million in cash in the year-to-date. This strong free cash flow generation is explained by the improvement in results from all of our business units, except JBS Beef North America.

Capital expenditures in the quarter was approximately $346 million, 63% of which was maintenance CAPEX. The total amount is 12% lower than the 2Q23 and is in line with our estimate for the year of $1.3 billion.

Moving on to the slide 16, net debt in the 2Q24 ended at $14.8 billion, a reduction of $1.1 billion compared to the previous quarter, reflecting the generation of free cash flow in the quarter. Leveraging dollars came down in just one quarter from 3.66 to 2.77 for the 2Q. In the 3Q23, leverage was 4.87 times. The rapid decline is due to the expansion of EBITDA as well as a decrease of debt given the generation of free cash flow despite having executed an expansion CAPEX of $434 million in the last nine months.

For the 3Q, not considering guidance, leverage will possibly continue on an accelerated downward path, possibly even falling below 2,5 times, anticipating our initial deleveraging estimates by almost six months. Therefore, considering that the 3Q and 4Q are generally cash generators, it would be reasonable to think of a leverage ratio close to 2 times by the end of the year already considering the payment of interim dividends in the amount of $808 million, equivalent to 30 cents per share announced yesterday.

The strong free cash flow generation, even though our largest business units in terms of net revenue, JBS Beef North America, is facing a challenging scenario, demonstrates the strength of our unique platform. Therefore, we are optimistic that the geographic and multi-protein diversification will continue to provide near-term growth and returns to our shareholders.

From 2019 to 2023, JBS generated more than $10 billion in free cash flow before expansion CAPEX. These resources were applied in a balanced way in growth and shareholder return, being $4 billion in organic growth, $3.2 billion in acquisitions, $3 billion in dividends, and $3 billion in share buybacks. Net debt increased by around $3 billion, but financial expenses remained in constant due to the liability management work in which we took advantage of favorable moments to issue new debt with more attractive rates.

This year, we have already generated $431 million in free cash flow and it’s worth noting that from the beginning of 2019 to-date, the company has already provided an average total shareholder return of 27% per annum in reais and 19% per annum in dollar. In the same period, return on equity and return on invested capital was 19% and 17% respectively, even with a higher spread over treasury on our cost of that.

For example, in 2019, our spread over treasury was around 400 basis points. Currently, our spread over treasury is around 160 basis points for a 10-year period. A large part of this improvement, which generated significant returns from our bondholders, occurred after we obtained investment grade rating from credit rating agencies and when we registered with the SEC.

Finally, we would like to thank investors for voting for JBS in the Institutional Investor Ranking. We were awarded first place in several categories and elected the most honored company in the food and beverage sector in Latin America.

So I will briefly go through the business units. Starting with In Seara, on slide 17, net revenue growth was 6.7% year-over-year while profitability grew by a significant 13.3 p.p., reaching 17.4% EBITDA margin. This result is a consequence of the various operational actions implemented throughout the value chain, which resulted in better operational indicators combined with a lower grain cost and expansion of value-added portfolio.

Seara continues with its strategy of increasing consumer preference through product quality, innovation, execution, and brand strengthening, achieving growth in indexes such as penetration and repurchase.

Moving now to slide 18, JBS Brazil recorded net revenue of 5% higher than the 2Q23 driven by higher volume sold. This result is due to the strong demand in both the domestic and international markets. In addition to the favorable cattle cycle resulting in greater availability of animals for slaughter. Thus, EBITDA margin reached 7.6% and increasing 2.8 p.p..

Moving to slide 19, and from now on speaking in dollars and US-GAAP, JBS Beef North America’s net revenue grew 3% in the quarter as a result of the increased volume sold. However, profitability was negatively impacted by the challenging cattle cycle, which saw 5% increase in price of live cattle while wholesale price of beef remained stable.

On slide 20, we have JBS Australia. For the quarter revenue growth in relation to the previous year is a result of the higher volume sold. The growth in profitability reflects the greater availability of cattle in the market, given more favorable cattle cycle and efficiency gains in several business units in Australia.

Turning now to JBS USA Pork, net revenue for the quarter was 22% higher than the 2Q23 due to the increase in average price in the period. In the domestic market, strong demand was the result of the substitution effect of beef consumption for pork and the increase in consumption during the grilling season.

Furthermore, profitability was a consequence of the lower cost of grains, expansion of value-added portfolio, and consistency in commercial and operational execution.

Pilgrim’s Pride, as highlighted on slide 22, reported an increase in net revenue of 6% in the 2Q compared to the 2Q last year. During the quarter, PPC remained disciplined in executing its strategy and continued to grow relationships with key customers, further improving service levels as market fundamentals became increasingly attractive. Therefore, Pilgrim’s reported the highest quarterly EBITDA in history.

At this time, I would like to open up for question-and-answer session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, click the “raise hand” button. If at any point your question is answered, you can remove yourself from the queue by clicking “lower hand”.

And our first question comes from Ben Theuer, with Barclays. Please, go ahead.

Ben Theuer, with Barclays: Yeah, good morning, Tomazoni and Gui. Congrats on those outstanding results in the 2Q.

Just a few quick ones. So first of all, Seara obviously was a very strong quarter in the 2Q. And I remember just about a little over a year ago, you had a couple of like internal issues. So clearly going within six quarters from a call at a 1% to a 17% margin is a strong improvement.

Could you help us understand how much of that improvement was really of the operating efficiencies that you fixed versus what was just market tailwinds, lower grain costs, etcetera? That would be like my first question. And it kind of relates into how this continues into the 3Q and if you’re expecting any impact from the Newcastle disease outbreak and the restrictions.

Gilberto: Hi, Ben. Thank you for your question. You know that we made a lot of improvements inside. We start in the farms to improve our agriculture and production operations in the farms then in the factories, heal the productivity, mix management, all that.

And one month ago, we started to add our improvements in the commercial area, with scientific price and management, channels and mix management. This will have more productivity in our commercial area. That we are expecting if we keep all of the variable constant, that Seara will continue to improve the productivity and the results.

If you ask me, how will be the impact of this improvement? Of course, this improvement was by operations improvements. Why? Because of the price of the grain and the bulls. I think the bulls are the significant, important for that. I will say you is half-half of these improvements and was the operational and the other part was the cost of the grains that impact our growth in chicken and pork.

But there is a combined benefit because if you are improving the operation in the farms, for example, feed provisions, that enhances your productivity in terms of grain. It’s difficult to say exactly what, but I will say to you it’s half-half.

Ben Theuer: Okay, perfect. And then just on the 4Q outlook, July and the applications still with some of the export restrictions because of Newcastle disease. Are you seeing any impact here within Seara?

Gilberto: I think the impact will be in the 3Q. Of course, it was impacted, but it’s not significant impact because I think Brazilian government act very quickly to attack the situation. I think now the government have declared it’s free from Newcastle, and we remain, some of the countries, China and Saudi Arabia, I do not remember the other one, is just close, the Rio Grande do Sul, the others closed just the focus, 10 kilometers are all the focus. And of course, there is impact, but I will say to you it’s not significant in our results.

We are able to manage, when the moment that they close, we manage because as we have many plants approved, for example, for Japan, we move our production from one plant in Rio Grande do Sul to other plants in part of Brazil. I think we were able to manage very efficiently the situation.

Ben Theuer: Okay. And then Pork in the US. Just help us understand what helped you drive to a 12.5% margin, which is not only above like your kind of like target range or like steady range of 8 to 10%. It also looked like significantly stronger on a sequential basis despite conditions in the market not looking as strong.

So maybe help us understand what drove that significant margin improvement sequentially and on a year-over-year basis in US Pork.

Wesley Batista: Hey, Ben. So a few things. Obviously, there is the market conditions. You have grains being at a historical low here in the last few years. Obviously, beef being high priced, pork becomes a good option and that supports the demand for pork.

But I would say that all of those things obviously really help, but I think there is a couple of things that are special about this quarter: Number one, I think we’ve just been performing very well in our pork division. It’s one of our most consistent divisions and always delivers good results. We have very good assets that have been very well invested. And I think they’re very efficient and it’s a competitive advantage we have in the market; The other thing, we’ve been investing a lot in this business, man, with more prepared foods business. The prepared food, you know, to add value to our pork row material, we’ve built a couple of plants, greenfield plants here in the US, we’ve expanded plants that we currently have, and the size of our prepared business has been growing a lot, and it adds value on the overall, on this overall business unit.

We had two plants that in the last quarter were in ramp up mode, and those plants are mostly… one of them is fully matured, the other one is well advanced into maturity, and they are adding a lot of value to our pork business.

Going forward, we expect that double digit margins is where we see this pork business going forward.

Ben Theuer: Thanks for that, Wesley.

Operator: Our next question comes from Ben Mayo, BMO. Please go ahead.

Operator: Ben, you may proceed.

Ben Mayo, BMO: Sorry, guys. I was on mute. Thanks for taking the question. I was just wondering if you could talk to the strength of the domestic Brazil demand for protein and how JBS is meeting the moment in providing consumers with both premium and value products.

Also, do you expect strength in domestic demand to continue into 2025? And what are the major factors you’re looking at? Thanks.

Gilberto: Hi Ben, thank you for the question. We are very optimistic about the internal demand in Brazil. For example, I give you an example – I think example is better than just to speak about theories –, our beef operation in Brazil, we have processed 18 compared to the first semester, 18% more in terms of cattle, and the domestic, and we sell more this growth in domestic than export.

Why? Because when we reduce the cost of the cattle, reduce the cost of the meat. The elasticity of the consumption increase a lot. We grow our business, and because the per capita consumption increase a lot in Brazil. And the same was not different with chicken and the value-added product.

We see that the Brazilian domestic demand is really good, and we are seeing that it’s continuing, we are investing on that. We just got to invest in the same product that, for example, we talk about Seara, we innovate because, as you know, we have invested a new capacity for value-added, but we enter in the market not with the same product that we were before, we enter with new products in order to create a new demand for our products and not just compete in terms of price and value, but compete in the preference of the consumers.

That’s it. My answer to you, we are positive on that.

Ben Mayo: Great, and if I could just ask one more question. Can you just talk to the impact of lower grain costs and how they’re benefiting JBS’s margins across the portfolio? I know you mentioned Seara, so we heard the answer there, but how much do you actually pass through versus not of your lower grain costs? And what is your outlook for grain costs headed into 2025? Could they even get you know, more favorable? Thank you.

Gilberto: Ben, you know that the most important in this equation is the balance between demand and offer. Today we have balance demand and offer, and chicken is because we have restrictions in terms of availability of chicken because of genetic and because of hatchability.

I think is Fabio has commented when they released the results of Pilgrim’s. And this is one sect. The other fact, we see good crops now in front of us. The weather in the north was perfect. I think is we see now, from now on, a stability in terms of the price of the grains.

And if we are balanced in the offer and the demand, I believe that JBS will be keep doing in terms of business the same kind of result we have seen now. Of course, we need to be conscient that this 2Q is the best quarter. For example, for Pilgrim’s, the 2Q and 3Q is not better as the 2Q. This is the seasonality that will appear as well.

Ben Mayo: Great. Thank you.

Operator: Our next question comes from Portia Aslani, Barclays. Please go ahead.

Portia Aslani, Barclays: Hi, thank you for taking our question. This is Orgis asking on behalf of Priya. Starting on the debt side, how are you thinking about the debt structure given where leverage ended this quarter? And do you see the need for further pay down or any liability management?

Guilherme Cavalcanti: Hi, thank you for the question. Generally, before election periods, market spend should be more volatile, and we see more volatile in treasury markets as well. So given that we are not needing cash, I think we end the quarter with a healthy cash balance, we just announced payments of $808 million of dividends, which, again, we have the cash, the proceeds for that already, so I don’t need to raise additional or go to the market for the payments of this dividend.

So we don’t see any… and as I said, we have no need to go to the market, and it depends on, again, the evolution of the cash till the end of the year. We see if we may pay more dividends or try to pay more debt, as we did in the first semester when we paid $500 million in bonds at JBS and paid more bonds in PPC.

But again, we’ll be monitoring the markets and depending on the… generally, we generate free cash flow in the 3Q and 4Q. So, again, after we’re doing our budgeting in the second semester, if we have more visibility of next year cash generation, we may think about paying down debt again. But it will depend on the opportunities and what we see now in the second semester.

Portia Aslani: Thank you. And then on the dividend side, given the interim dividend that you just announced, how much total dividend should we expect to be paid out this year? And do you think this dividend announcement might have an impact on the timing for the outlook change to stable from the rating agencies?

Guilherme Cavalcanti. No. Again, we just announced this dividend because we are confident that even with this dividend, I think we’ll be able to have the negative outlook withdrawn from our rating.

And why is that? because for the 3Q, we are expecting to end below 2,5 times. The dividend payments will be in October, but again, as 3Q last year we had $1.1 billion in EBITDA, in the 4Q last year we have $1 billion in EBITDA. This quarter that we just presented we have $1.9 billion EBITDA. So we will have EBITDA expansion until the end of the year, and we presented a good cash conversion this quarter and 3Q and 4Q are generally cash generators quarters.

So because of the EBITDA expansion and the free cash flow generation, even with this dividend payments, we expect to finish the year close to 2 times net debt/EBITDA. So, I think with this perspective, I think rating agencies, at some point, will take out the negative outlook and managing to keep low leverage maybe we will target to have upgrades maybe next year.

And the level of dividends, that again, it depends on our free cash flow perspective. We announced this dividend because, as I mentioned, we generated only in three months $1.1 billion in free cash flow. So given that we have no pressure in debt payments, and we see more free cash flow going forward in second semester, we are very comfortable with these dividends.

The level of dividends, we would like to have it more stable as possible. We don’t have yet figured out yet, but if you look at the last years, for example, 2021, we paid $900 million in dividends, 2022 we paid $873 million in dividends, in 2023 we paid, last dividend we paid $448 million because it was a challenging year.

So this year now we are back on our average, so we’re paying this $808 million dollars. So again, it all depends on the how we perform going forward, but I think this level of dividend is very important.

Portia Aslani: Great, thank you so much.

Operator: Our next question comes from Carlos Laboy, HSBC. Please go ahead.

Operator: Excuse me Carlos, your microphone is on mute.

Carlos Laboy, HSBC: I’m sorry, good morning, everyone. Guilherme, can you please give us an update on the NYSE listing process, where it stands? And is it going slower than you expected? Or is it tracking along fine?

Guilherme Cavalcanti: Hi, Carlos. Again, I think it’s a regular process. Remember, we were now in a period of vacation, right, summertime in the US, so a lot of people take vacations, so everything gets to a lower pace.

But, again, the process we’re doing the filings, getting the comments on the memorandums and answering them, doing new files. I think the process is normal, but again, it’s out of our control. But at some point, and if you compare where we’ve been… of course, at some point the questions will be decreasing, all the comments will be… it will be difficult to have any more comments besides we are adding the quarterly figures. So, yeah, unfortunately it’s not in our control, but it’s a regular process and we’ll be on this maybe a few time rounds before we get the registration green light to be able to call the General Assembly.

Carlos Laboy That’s all. Thank you, Gui.

Operator: Our next question comes from Carla Casella, JP Morgan. Please go ahead.

Carla Casella, JP Morgan: Hi, most of my questions have been answered, but can you just give a sense for how long you think until we see the bottom of the beef cycle in the US?

Wesley Batista: Hey Carla. We are pretty optimistic about the beginning of the retention in the US. We see slaughter coming down 15% year-over-year. We think that that’s a huge sign of the retention starting. The moment that’s very important for us to watch out for is going to be this fall, and we’re going to see what happens.

But I think that 2025 will be a similar year to 2024. And we’re probably going to see the, if nothing changes weather wise and all of that, we probably could see somewhere in 2026 things changing in regarding this supply, cattle supply.

Carla Casella: Okay, and then on the pork side, are you seeing any difference in Smithfield’s tactics from a competitive standpoint, given that they’re talking about listing in the US as well?

Wesley Batista: Well, I don’t know what to comment about Smithfield’ listing, but I don’t think I have anything relevant to tell you about that.

Our business is still pretty much the same and we’re focused on our business, not so much about what our competitors are doing, especially something related to listing.

Carla Casella: Great. Thank you.

Wesley Batista: Thanks.

Operator: Ladies and gentlemen, there being no further questions, I would like to pass the floor to Mr. Gilberto Tomazoni. Please go ahead.

Gilberto: Thank you all again for your participation, for the questions, for this result of call. And I would like to extend my thank you for all our team members for the dedication and commitment to deliver these great results.

Thank you all of you!

Operator: This is the end of the conference call held by JBS. Thank you very much for participation and have a nice day.